Exhibit 99.1

NEWS RELEASE

Contact:	Richard M. Lemanski USA 1 203 625 3604 rlemanski@stolt.com

Valerie Lyon UK 44 20 7611 8904 vlyon@stolt.com

Stolt-Nielsen S.A. Director Resigns

London, England — December 9, 2002 – Stolt-Nielsen S.A. (Nasdaq: SNSA; Oslo Stock Exchange: SNI) announced that Richard Fisher has resigned from the Company's Board of Directors for personal reasons effective immediately. The Board of Directors has commenced a search for a replacement.

Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. Stolt-Nielsen S.A. also owns 63 percent of Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by Stolt-Nielsen S.A., produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

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